

December 6, 2011

Via E-mail
Richard A. Flynt
Chief Financial Officer and Executive Vice President
Immucor, Inc.
3130 Gateway Drive
Norcross, GA 30071

Re   **Immucor, Inc.**
        Registration Statement on Form S-4
        Filed on November 22, 2011
        File No. 333-178102

Dear Mr. Flynt:

We have reviewed your registration statement and have the following comment. In this comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested supplemental information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

FORM S-4

General

1. We note you are registering the transaction in reliance on the staff's position set forth in *Exxon Capital Holdings Corporation* (May 13, 1988), *Morgan Stanley & Co. Incorporated* (June 5, 1991), and *Shearman & Sterling* (July 2, 1993). Accordingly, please provide us with a supplemental letter stating you are registering the exchange offer in reliance on the staff's position contained in these no-action letters. Also include in the supplemental letter the representations contained in the *Morgan Stanley* and *Shearman & Sterling* no-action letters.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Nandini Acharya at (202) 551-3495 or me with any other questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director

cc: Via E-mail
        Patrick O'Brien, Esq.
        Ropes & Gray LLP
        Prudential Tower
        800 Boylston Street
        Boston, MA 02199-3600